UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2012

Commission File Number:  001-35602

INFINITY CROSS BORDER ACQUISITION CORPORATION

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)

42nd Floor, Tel Aviv, Israel, 67023

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.       Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

EXPLANATORY NOTE

The Company is currently subject to the foreign private issuer rules and, as such, the Company is not required to file Quarterly Reports on Form 10-Q with the Securities and Exchange Commission (the “SEC”).  However, pursuant to the requirements of the NASDAQ Capital Market and certain contractual obligations, the Company is furnishing to the SEC, under cover of this Form 6-K, the unaudited financial statements and certain other information that would have been included by the Company in a Form 10-Q for the three and six months ended September 30, 2012 had it been required to file a report on Form 10-Q for that period.

Financial Statements

Unaudited financial statements for the three and six months ended September 30, 2012 and for the period from April 6, 2011 (date of inception) to September 30, 2012 are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “anticipate,” “believe,” “continue,” “target,” “optimistic,” “intend,” “aim,” “will”, “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about:

•	our ability to complete our initial business combination;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

•	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

•	our potential ability to obtain additional financing to complete our initial business combination;

•	our pool of prospective target businesses;

•	the ability of our officers and directors to generate a number of potential investment opportunities;

•	our public securities’ potential liquidity and trading;

•	the lack of a market for our securities; and

•	delisting of our securities from Nasdaq or an inability to have our securities listed on Nasdaq following a business combination.

The forward-looking statements contained herein are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described above, under the heading “Risk Factors” in our Annual Report on Form 20-F, File No. 001-35602, other risks identified in this Report and any statements of assumptions underlying any of the foregoing. You should also carefully review other reports that we file with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws

Overview

We are a blank check company incorporated as a British Virgin Islands business company with limited liability (meaning our public shareholders have no additional liability, as members of our company, for the liabilities of our company over and above the amount paid for their shares) formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities. We will seek to capitalize on the strength of our management team to identify, acquire and operate a business located in Canada, Europe, Africa or Israel, although we are not limited to such geographic locations. We believe that we will add value to this business by enhancing its growth prospects in China via strategic partnerships, sales/marketing, IP licensing, joint ventures or manufacturing. Our initial business combination must be with a target business or businesses whose collective fair market value is at least equal to 80% of the balance in the trust account at the time of the execution of a definitive agreement for such business combination, although this may entail simultaneous acquisitions of several target businesses. Subsequent to the consummation of our initial public offering on July 25, 2012, our focus has been on identifying a prospective target business for our initial business combination.

The registration statement for the Company’s initial public offering (the “Public Offering”) of 5,000,000 units (the “Units”) was declared effective on July 19, 2012. The Public Offering was consummated on July 25, 2012 and generated gross proceeds of $40,000,000 to the Company. Each Unit consists of one ordinary share, no par value per share (the “Ordinary Shares”) and a warrant (a “Warrant”) to purchase one Ordinary Share. Simultaneously with the closing of the Public Offering, the Company closed a private placement where it sold an aggregate of 4,000,000 Warrants to the Company’s sponsors (the “Sponsor Warrants”) and 400,000 Warrants (the “Placement Warrants”) to EarlyBird Capital, Inc. (“EBC”) at a price of $0.50 per warrant for aggregate gross proceeds of $2,200,000.

On July 26, 2012, the underwriters of the Public Offering exercised in full their option (the “Over-Allotment Option”) to purchase up to an additional 750,000 Units (the “Over-Allotment Units”) for additional gross proceeds of $6,000,000 to the Company. Simultaneously with the closing of the Over-Allotment Option, the Company consummated the private sale of an additional 420,000 Warrants to the Company’s sponsors and EBC for aggregate gross proceeds of $210,000 (together with the sale of the 4,400,000 Sponsor Warrants and the Placement Warrants, the “Private Placement”).

After giving effect to the Public Offering, the sale of the Over-Allotment Units and the Private Placement, a total of 7,187,500 Ordinary Shares (including 5,750,000 public shares and 1,437,500 shares held by the Company’s initial shareholders) and 10,570,000 Warrants (including 5,750,000 public warrants and 4,820,000 private warrants) are outstanding. Of the proceeds from the Public Offering, the sale of the Over-Allotment Units and the Private Placement, a total of $46,000,000 (or $8.00 per public share) was initially placed in a trust account (the “Trust Account”) established for the benefit of the Company’s public shareholders.

We intend to use cash from the proceeds of the Public Offering and Private Placement, our authorized shares, incurred debt, or a combination of cash, shares and debt, in effecting our initial business combination. To the extent the value of the target business or entity exceeds the value of the funds held in our trust account, it is likely we would issue additional authorized shares, incur debt, or a combination of cash, shares and debt to complete such business combination. The issuance of additional shares in our initial business combination:

•	may significantly dilute the equity interest of investors in the Public Offering;
•	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded our ordinary shares;
•	could cause a change in control if a substantial number of ordinary shares is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;
•	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and
•	may adversely affect prevailing market prices for our ordinary shares and/or warrants.

Similarly, if we issue debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;
•	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;
•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;
•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;
•	our inability to pay dividends on our ordinary shares;
•	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;
•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;
•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and
•	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes.

To the extent we have funds remaining in our trust account following the consummation of a business combination, those funds may be used for any purpose agreed to between us and the target business based upon the needs of the post transaction entity, including but not limited to, working capital, debt repayment or employee compensation.

Results of Operations

Through September 30, 2012, our efforts have been limited to organizational activities, activities relating to our Public Offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. We have not generated any revenues to date and will not generate any revenues until after we consummate our initial business combination, at the earliest. We will generate non-operating income in the form of interest income on cash and cash equivalents.

For the three months ended September 30, 2012, the Company had net loss of $11,728, attributable to interest expense from trust fund investments. For the nine months ended September 30, 2012, the Company had a net loss of $177,925, attributable to formation and operating costs expenses. For the period from April 6, 2011 (inception) through September 30, 2012, the Company had a net loss of $205,049, attributable to formation and operating costs expenses offset by interest income from trust fund investments.

The Company sold the Units issued in the Public Offering to the underwriters at a price per unit equal to $7.72 (discount and compensation of $0.28 per share), resulting in an aggregate underwriting fee to the underwriters of $1,610,000.

Commencing on the date of the Public Offering and terminating on the consummation of our initial business combination (or our earlier liquidation), Infinity-C.S.V.C. Management Ltd., an affiliate of the sponsors, has agreed to provide to the Company at a cost of $10,000 per month, office space, secretarial and administrative services.

We are an emerging growth company as defined in the JOBS Act. As an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

Liquidity and Capital Resources

On July 25, 2012, we consummated the Public Offering at a price of $8.00 per unit. Simultaneously with the consummation of our Public Offering, we consummated the sale of the Sponsor Warrants and the Placement Warrants at a price of $0.50 per warrant for an aggregate purchase price of $2,200,000. On July 27, 2012, simultaneously with the sale of the Over-Allotment Units, we consummated the sale of an additional 420,000 warrants at a price of $0.50 per warrant for an aggregate purchase price of $210,000. We received net proceeds from our Public Offering and the Private Placement of $44,053,775, net of the offering costs and other expenses of approximately $336,225. For a description of the proceeds generated in our Public Offering, we refer you to the section below “Unregistered Sales Of Equity Securities And Use Of Proceeds.”

As of September 30, 2012, we had $45,988,272 in a bank account available for use by management to cover the costs associated with identifying a target business and negotiating an acquisition or merger. Until the consummation of our Public Offering, our only source of liquidity was $138,265 of loans and advances made to us by our sponsors. This loan, although due and payable, will be repaid prior to December 31, 2012.

We will depend on the cash held outside our trust account and on interest earned on the proceeds held in the trust account to provide us with the working capital we need to identify one or more target businesses, conduct due diligence and complete our initial business combination, as well as to pay any taxes that we may owe. The amounts in the trust account may be invested only in any of (i) U.S. treasuries having a maturity of 180 days or less, (ii) any open ended investment company that holds itself out as a registered money market fund, which invests in U.S. treasuries, or (iii) any open ended investment company that holds itself out as a money market fund, which invests in U.S. treasuries selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act. The current low interest rate environment may make it more difficult for such investments to generate sufficient funds, together with the amounts available outside the trust account, to locate, conduct due diligence, structure, negotiate and close our initial business combination. If we are required to seek additional capital, we would need to borrow funds from our sponsors or management team to operate or may be forced to liquidate. Our sponsors or affiliates of our sponsors or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we consummate an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the offering proceeds held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment, other than the interest on such proceeds that may be released to us for working capital purposes. Up to $500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender. The warrants would be identical to the Placement Warrants. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

We intend to use substantially all of the funds held in the trust account (net of taxes) to consummate our initial business combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to consummate our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

We believe the $483,546 (which is net of sponsor loans in the amount of $138,265 which will be paid prior to December 31, 2012) held outside the trust account (as of September 30, 2012) and the up to 100% of the interest earned on the proceeds placed in the trust account will be sufficient to cover our day-to-day operating expenses (other than expenses relating to the consummation of our business combination) until January 25, 2014. This belief is based on the fact that while we may begin preliminary due diligence of a target business in connection with an indication of interest, we intend to undertake in-depth due diligence, depending on the circumstances of the relevant prospective acquisition, only after we have negotiated and signed a letter of intent or other preliminary agreement that addresses the terms of our initial business combination. Should this amount be insufficient, our sponsors or an affiliate of our sponsors may fund our additional working capital requirements or finance transaction costs, as necessary, however, such parties are under no obligation to do so. We will use these funds, including any loans from our sponsors or an affiliate of our sponsors, to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and consummate our initial business combination

If we are unable to consummate our initial business combination within 18 months from the closing of our Public Offering (or 21 months from the closing of Public Offering if a definitive agreement is executed within 18 months from the closing of the Public Offering but the business combination has not been consummated within such period), we will distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption and to cease all operations except for the purposes of winding up of our affairs.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet financing.

Recent Accounting Pronouncements

We do not believe the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

The funds held in our trust account may be invested only in any of (i) U.S. treasuries having a maturity of 180 days or less, (ii) any open ended investment company that holds itself out as a registered money market fund, which invests in U.S. treasuries, or (iii) any open ended investment company that holds itself out as a money market fund, which invests in U.S. treasuries selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act.

 Legal Proceedings

None.

Risk Factors

Factors that could cause our actual results to differ materially from those in this report are any of the risks described in our Form 20-F, File No. 001-35602, filed with the SEC on August 15, 2012. Any of these factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations.

As of the date hereof, there have been no material changes to the risk factors disclosed in our Form 20-F, File No. 001-35602, filed with the SEC on August 15, 2012, except we may disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Simultaneously with the consummation of our Public Offering, we consummated the sale of 4,400,000 warrants at a price of $0.50 per warrant for an aggregate purchase price of $2,200,000. On July 27, 2012, simultaneously with the sale of the Over-Allotment Units, we consummated the sale of an additional 420,000 warrants at a price of $0.50 per warrant for an aggregate purchase price of $210,000. All of the proceeds we received from the sale of these private warrants were placed in the trust account. These issuances will be made pursuant to the exemption from registration contained in Regulation S of the Securities Act with respect to the Sponsor Warrants and Regulation D of the Securities Act with respect to the Placement Warrants. No underwriting discounts or commissions were paid with respect to such sales. The warrants sold in the private placement are identical to those warrants sold in the Public Offering except that if held by the initial investors or their permitted transferees they will not be not subject to redemption. In addition, the warrants will be subject to transfer restrictions until 30 days following the consummation of our initial business combination, with the warrants held by the underwriters and/or their assignees subject to certain additional transfer restrictions.

Use of Proceeds from the Public Offering

On July 25, 2012, we consummated the Public Offering of 5,000,000 Units, with each Unit consisting of one Ordinary Share and one Warrant to purchase one Ordinary Share at an exercise price of $7.00 per share. On July 27, 2012, we consummated the exercise of the Over-Allotment Option for an additional 750,000 Units. The Warrants will become exercisable on the later of the completion of an initial business combination and July 25, 2014 and will expire three years from the date of our initial business combination, or earlier upon redemption or liquidation as described in our final prospectus dated July 19, 2012. The Units and the Over-Allotment Units in the Public Offering were sold at an offering price of $8.00 per Unit, generating total gross proceeds of $46,000,000.   The securities sold in the Public Offering were registered under the Securities Act on a registration statement on Form F-1 (No. 333-173575), which the SEC declared effective on July 19, 2012.

We paid a total of $1,610,000 in underwriting discounts and commissions and approximately $336,225 for other costs and expenses related to the Public Offering.   We will also repay the loans and advances outstanding to our sponsor in the amount of $138,265 prior to December 31, 2012.

After deducting the underwriting discounts and commissions and the Public Offering expenses, the total proceeds from the Public Offering, exercise of the Over-Allotment Option and the Private Placement was $46,463,775 of which $46,000,000 (or $8.00 per Unit sold in the Public Offering) was initially placed in the Trust Account. $463,775 was held outside the Trust Account and will be used to fund the Company’s operating expenses.  The proceeds held in the Trust Account may be invested only in any of (i) U.S. treasuries having a maturity of 180 days or less, (ii) any open ended investment company that holds itself out as a registered money market fund, which invests in U.S. treasuries, or (iii) any open ended investment company that holds itself out as a money market fund, which invests in U.S. treasuries selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act.

DEFAULTS UPON SENIOR SECURITIES

None.

OTHER INFORMATION

None.

EXHIBITS

99.1	Financial Statements for the three and six months ended September 30, 2012 and for the period from April 6, 2011 (inception) to September 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

INFINITY CROSS BORDER ACQUISITION CORPORATION

December 4, 2012	By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Co-CEO, Co-President and Co-Chairman